UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the three month period ended March 31, 2005

LEGRAND HOLDING S.A.

 (Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny

87000 Limoges

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures:

Non Audited Consolidated Condensed Financial Statements of Legrand Holding S.A., pursuant to French GAAP, as of and for the period ended March 31, 2005.

Non Audited Consolidated Condensed Financial Statements of Legrand S.A.S., pursuant to French GAAP, as of and for the period ended March 31, 2005.

TABLE OF CONTENTS

Part 1.

LEGRAND HOLDING SA FRENCH GAAP

NON AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

Part 2.

LEGRAND HOLDING SAS FRENCH GAAP

NON AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

LEGRAND HOLDING SA FRENCH GAAP

NON AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

Summary

Consolidated statements of income 2
Consolidated balance sheets 3
Consolidated statements of cash flows 5
Accounting policies and details 6

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Consolidated statements of income FRENCH GAAP

	Legrand Holding SA
	Period from Jan 01, 2005 to Mar 31, 2005	Period from Jan 01, 2004 to Mar 31, 2004
	Euros, in millions

Net sales	765.6	730.4

Operating expenses
Cost of goods sold	(394.1)	(387.9)
Administrative and selling expenses	(202.4)	(189.1)
Research and development expenses	(64.2)	(62.9)
Other operating income (expenses)	4.8	3.0
Amortization of goodwill	(10.9)	(10.7)

Operating income (loss)	98.8	82.8

Interest income (expense)	(48.5)	(58.9)
Profits (losses) from disposal of fixed assets	(0.6)	0.1
Other income (expenses)	(14.1)	(2.3)

Income (loss) before taxes. minority interests
and equity in earnings of investees	35.6	21.7

Income taxes	(17.6)	(7.7)

Net income (loss) before minority interests
and equity in earnings of investees	18.0	14.0

Minority interests	(0.4)	(0.3)
Equity in earnings of investees	0.0	0.3

Net income (loss) attributable to Legrand Holding	17.6	14.0

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Consolidated balance sheets FRENCH GAAP

	Legrand Holding SA
	March 31, 2005	Dec 31, 2004
	Euros, in millions

ASSETS

Current assets
Cash and cash equivalents	75.2	68.3
Marketable securities	1.7	13.1
Restricted cash	27.1	27,0
Trade accounts receivable	600.4	495,7
Deferred income taxes	30.5	30,3
Other current assets	106.0	124,2
Inventories	460.6	422.0
Total current assets	1,301.5	1,180.6

Property, plant and equipment, net	812.5	816.0
Investments	74.2	18.4
Goodwill, net	784.7	788.8
Trademarks, net	1,530.5	1,526.3
Developed Technology, net	315.6	337.7
Long-term deferred taxes	69.3	47.4
Other non-current assets	41.0	38.9
Total non current assets	3,627.8	3,573.5

Total assets	4,929.3	4,754.1

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	Legrand Holding SA
	March 31, 2005	Dec 31, 2004
	Euros, in millions

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings	272.1	253.8
Accounts and notes payable	328.7	311.3
Deferred income taxes	3.1	3.8
Other current liabilities	336.4	333.3
Total current liabilities	940.3	902.2

Deferred income taxes	192.8	179.1
Other non-current liabilities	228.0	225.4
Borrowings	1,829.3	1,751.2
Subordinated securities	59.4	68.9

Payment-In-Kind loans (PIK)	1,287.4	1,272.8

Minority interests	22.8	19.5

Shareholders' equity
Capital stock	759.4	759.4
Accumulated deficits	(266.0)	(283.6)
Translation reserve	(124.1)	(140.8)
	369.3	335.0

Total liabilities and shareholders' equity	4,929.3	4,754.1

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Consolidated statements of cash flows FRENCH GAAP

	Legrand Holding SA
	Period from Jan 01, 2005 to Mar 31, 2005	Period from Jan 01, 2004 to Mar 31, 2004
	Euros, in millions

Net income attributable to Legrand Holding	17.6	14.0
Reconciliation of net income to net cash provided from
(used in) operating activities :
- depreciation of tangible assets	34.8	36.4
- amortization of intangible assets	38.1	43.6
- financing charges amortization	0.6	0.0
- changes in long-term deferred taxes	(7.4)	(7.2)
- changes in other long-term assets and liabilities	6.8	(3.3)
- minority interests	0.4	0.3
- equity in earnings of investees	0.0	(0.3)
- other items having impacted the cash	20.0	18.2
(Gains) losses on fixed asset disposals	0.8	(0.1)
(Gains) losses on sales of securities	0.0	0.0
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
- inventories	(26.7)	(4.9)
- accounts receivable	(93.5)	(59.5)
- accounts and notes payable	12.8	37.7
- other operating assets and liabilities	(9.2)	3.5
Net cash (used in) provided from operating activities	(4.9)	78.4

Net proceeds from sales of fixed assets	0.8	8.0
Capital expenditures	(20.8)	(23.8)
Proceeds from sales of marketable securities	11.6	29.8
Investments in marketable securities	0.0	(1.0)
Investments in consolidated entities	0.0	0.0
Investments in non-consolidated entities	(68.2)	(0.2)
Net cash (used in) provided from investing activities	(76.6)	12.8

Related to shareholders' equity :
- capital increase	0.0	0.0
- dividends paid by Legrand Holding's subsidiaries	0.0	0.0
Other financing activities :
- reduction of subordinated securities	(9.5)	(8.9)
- new borrowings	199.6	0.2
- repayment of borrowings	(135.2)	(81.7)
- debt issuance cost	0.0	0.0
- increase (reduction) of commercial paper	0.0	0.0
- increase (reduction) of bank overdrafts	29.4	1.3
Net cash (used in) provided from financing activities	84.3	(89.1)

Net effect of currency translation on cash	(4.1)	(2.7)
Increase (reduction) of cash and cash equivalents	6.9	4.8
Cash and cash equivalents at the beginning of the period	68.3	67.9
Cash and cash equivalents at the end of the period	75.2	72.7

Interest paid during the period	34.2	42.7
Income taxes paid during the period	0.8	2.2

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Accounting policies and details

1)

Basis of presentation and accounting policies

The Group’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in France. They differ from those generally accepted in the United States of America with respect to the presentation of the statement of income, in the computation and presentation of the operating expenses and the application of FAS 133, of FAS 142 and of EITF-93-16.

In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group’s consolidated financial position as of March 31, 2005, and the consolidated results of operations and cash flows for the period ended March 31, 2005. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand Holding SA’s Annual Report on Form 20-F for the year ended December 31, 2004. The results of operations for the period ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.

2)

Investments

	Legrand Holding SA
	March 31, 2005	Dec 31, 2004
	Euros, in millions

Investments	74.2	18.4

The main variation of the investments is related to the recent Group’s acquisitions. These acquisitions will be consolidated before the end of 2005.

3)

Long-term borrowings

Long-term borrowings are comprised of the following:

	Legrand Holding SA
	March 31, 2005	Dec 31, 2004
	Euros, in millions
Facility Agreement	810.2	847.5
High-yield notes	601.1	601.1
8 ½% debentures	298.9	285.2
Other long-term borrowings	119.1	17.4
	1,829.3	1,751.2

4)

Short-term borrowings

Short-term borrowings are comprised of the following:

	Legrand Holding SA
	March 31, 2005	Dec 31, 2004
	€ in millions

Current portion of long-term debt	77.7	81.0
Current portion of capital leases	7.7	7.3
Bank overdrafts	109.3	80.9
Other short-term borrowings	77.4	84.6
	272.1	253.8

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5)

Commitments and contingencies

The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

6)

Subsequent events

We have no knowledge of any material subsequent events.

7)

Stock-options

The Company has one stock option plan under which stock options may be granted to purchase a specified number of common shares of the Company at an exercise price of € 1.00/share for options granted during the years 2003 and 2004, and € 1.40/share for options granted during 2005, this for a term of 9 years.  Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees.  Employees may not vest in any options, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of grant.  In addition, the vesting of options is contingent upon the internal rate of return achieved with respect to Lumina Parent’s (the Company’s ultimate parent) investment in the Company.  As of March 31, 2005, the Company had 882,653 options available for grant pursuant to existing authorizations under approved plans.

A summary of the activity pursuant to the Company’s stock option plan is presented below :

Legrand Holding SA
Nature of the plan	subscription
date of attribution of options	2003

Balance at the end of 2002	0

Options granted	9,555,516
Options exercised	0
Options cancelled	(597,000)
Balance at the end of 2003	8,958,516

Options granted	2,298,200
Options exercised	0
Options cancelled	(602,200)
Balance at the end of 2004	10,654,516

Options granted	810,000
Options exercised	0
Options cancelled	0
Balance as of March 31, 2005	11,464,516

None of the outstanding options is exercisable as of March 31,2005.

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8)

Reconciliation French GAAP to US GAAP

The tables below show the U.S. GAAP reconciliations of net income and net equity prepared in accordance with US GAAP.

RECONCILIATION OF PROFIT AND LOSS STATEMENT

	RECONCILIATION OF PROFIT AND LOSS STATEMENT
	Legrand Holding SA
	Period from Jan 01, 2005 to Mar 31, 2005
	Euros, in millions
	Legrand Holding French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassification	Legrand Holding US GAAP
Net sales	765.6					765.6

Operating expenses
Cost of goods sold	(394.1)					(394.1)
Administrative and selling expenses	(202.4)					(202.4)
Research and development expenses	(64.2)					(64.2)
Other operating expenses	4.8				(9.1)	(4.3)
Amortization of goodwill	(10.9)	10.9				0.0

Operating income (loss)	98.8	10.9	0.0	0.0	(9.1)	100.6

Interest income (expense)	(48.5)			1.4		(47.1)
Profits (losses) from disposal of fixed assets	(0.6)				0.6	0.0
Other revenues (expenses)	(14.1)			(6.3)	8.5	(11.9)

Loss before taxes, minority interests
and equity in earnings of investees	35.6	10.9	0.0	(4.9)	0.0	41.6

Income taxes	(17.6)		(2.2)	1.2		(18.6)

Net loss before minority interests
and equity in earnings of investees	18.0	10.9	(2.2)	(3.7)	0.0	23.0

Minority interests	(0.4)					(0.4)
Equity in earnings of investees	0.0					0.0

Net loss attributable to Legrand Holding	17.6	10.9	(2.2)	(3.7)	0.0	22.6

a) Application of FAS 142

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwill and other non amortized intangible assets and in particular, supersede their amortization by an impairment test.

Pursuant to this statement, the group reversed the amortization expenses of goodwill registered under French GAAP (€ 10.9 million).

	Legrand Holding SA
	Period from Jan 01, 2005 to Mar 31, 2005
	Euros, in millions
	Legrand Holding French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassification	Legrand Holding US GAAP
Amortization of tangible assets	(34.8)					(34.8)
Amortization of intangible assets	(38.1)	10.9				(27.2)

b) Application of EITF 93-16

In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law n° 342 and the decree n°162 (April 13, 2001), retroactively applicable from January 1, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

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c) Derivative financial instruments

Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt.  Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

d) Presentation of the statement of income

To comply with US GAAP, “other expenses” such as restructuring ones are classified as non-operating expenses under French Gaap are requested to be included in the operating income under US Gaap.

SUMMARY RECONCILIATION OF NET EQUITY

	Legrand Holding SA
	March 31, 2005	Dec 31, 2004
	Euros, in millions

Net equity compliant with French Gaaps	369.3	335.0
FAS 133	(66.9)	(63.2)
EITF 93 - 16	(21.1)	(18.9)
FAS 142	103.6	92.7
Translation reserve	(3.1)	(3.9)
Net equity compliant with US Gaaps	381.8	341.7

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LEGRAND SAS  FRENCH GAAP

NON AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

Summary

Consolidated statements of income 11
Consolidated balance sheets 12
Consolidated statements of cash flows 14
Accounting policies and details 15

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Consolidated statements of income FRENCH GAAP

	Legrand SAS
	Period from Jan 01, 2005 to Mar 31, 2005	Period from Jan 01, 2004 to Mar 31, 2004
	€ in millions

Net sales	765.6	730.4

Operating expenses
Cost of goods sold	(394.1)	(387.9)
Administrative and selling expenses	(202.3)	(189.1)
Research and development expenses	(64.2)	(62.9)
Other operating income (expenses)	4.8	3.0
Amortization of goodwill	(10.9)	(10.7)

Operating income (loss)	98.9	82.8

Interest income (expense)	(48.0)	(60.8)
Profit (losses) from disposal of fixed assets	(0.6)	0.1
Other income (expenses)	(0.1)	(1.6)

Income (loss) before taxes, minority interests
and equity in earnings of investees	50.2	20.5

Income taxes	(29.6)	(18.9)

Net income (loss) before minority interests
and equity in earnings of investees	20.6	1.6

Minority interests	(0.4)	(0.3)
Equity in earnings of investees	0.0	0.3

Net income (loss)	20.2	1.6

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Consolidated balance sheets FRENCH GAAP

	Legrand SAS
	March 31, 2005	Dec 31, 2004
	€ in millions

ASSETS

Current assets
Cash and cash equivalent	75.2	68.3
Marketable securities	1.7	13.1
Restricted cash	27.1	27.0
Trade accounts receivable	600.4	495.7
Deferred income taxes	30.5	30.3
Other current assets	102.0	124.2
Inventories	460.6	422.0
Total current assets	1,297.5	1,180.6

Property, plant and equipment, net	812.5	816.0
Investments	74.2	18.4
Goodwill, net	784.7	788.8
Trademarks, net	1,530.5	1,526.3
Developped Technology, net	315.6	337.7
Deferred income taxes	64.7	42.2
Other non-current assets	41.0	38.9
Total non-current assets	3,623.2	3,568.3

Total assets	4,920.7	4,748.9

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	Legrand SAS
	March 31, 2005	Dec 31, 2004
	€ in millions

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings	264.7	232.2
Accounts and notes payable	328.7	311.3
Deferred income taxes	3.1	3.8
Other current liabilities	339.9	328.7
Total current liabilities	936.4	876.0

Deferred income taxes	175.9	198.3
Other non-current liabilities	281.4	290.7
Long-term borrowings	1,228.2	1,150.1
Subordinated securities	59.4	68.9

Related party	1,974.8	1,940.5

Minority interests	22.8	19.5

Shareholders' equity
Capital stock	759.4	759.4
Accumulated deficits	(393.5)	(413.7)
Translation reserve	(124.1)	(140.8)
	241.8	204.9

Total liabilities and shareholders' equity	4,920.7	4,748.9

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Consolidated statements of cash flows FRENCH GAAP

	Legrand SAS
	Period from Jan 01, 2005 to Mar 31, 2005	Period from Jan 01, 2004 to Mar 31, 2004
	€ in millions

Net income (loss)	20.2	1.6
Reconciliation of net income to net cash provided from
(used in) operating activities :
- depreciation of tangible assets	34.8	36.4
- amortization of intangible assets	38.1	43.6
- financing charges amortization	0.6	0.0
- changes in long-term deferred taxes	(44.1)	(39.2)
- changes in other long-term assets and liabilities	(5.1)	(3.3)
- minority interests	0.4	0.3
- equity in earnings of investees	0.0	(0.3)
- other items having impacted the cash	20.0	18.2
(Gains) losses on fixed asset disposals	0.8	(0.1)
(Gains) losses on sales of securities	0.0	0.0
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
- inventories	(26.7)	(4.9)
- accounts receivable	(93.5)	(59.5)
- accounts and notes payable	12.8	37.7
- other operating assets and liabilities	17.1	20.4
Net cash (used in) provided from operating activities	(24.6)	50.9

Net proceeds from sales of fixed assets	0.8	8.0
Capital expenditures	(20.8)	(23.8)
Proceeds from sales of marketable securities	11.6	29.8
Investments in marketable securities	0.0	(1.0)
Investments in consolidated entities	0.0	0.0
Investments in non-consolidated entities	(68.2)	(0.2)
Net cash (used in) provided from investing activities	(76.6)	12.8

Related to shareholders' equity :
- capital increase	0.0	0.0
- dividends paid by subsidiaries	0.0	0.0
Other financing activities :
- reduction of subordinated securities	(9.5)	(8.9)
- new borrowings	199.6	27.7
- repayments of borrowings	(115.5)	(81.7)
- debt issuance costs	0.0	0.0
- increase (reduction) of commercial paper	0.0	0.0
- increase (reduction) of bank overdrafts	29.4	1.3
Net cash (used in) provided from financing activities	104.0	(61.6)

Net effect of currency translation on cash	(4.1)	(2.7)
Increase (reduction) of cash and cash equivalents	6.9	4.8
Cash and cash equivalents at the beginning of the period	68.3	67.9
Cash and cash equivalents at the end of the period	75.2	72.7

Interest paid during the period	34.2	42.7
Income taxes paid during the period	0.8	2.2

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Accounting policies and details

1)

Basis of presentation and accounting policies

The Group’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in France. They differ from those generally accepted in the United States of America with respect to the presentation of the statement of income, in the computation and presentation of the operating expenses and the application of FAS 133, of FAS 142 and of EITF-93-16.

In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group’s consolidated financial position as of March 31, 2005, and the consolidated results of operations and cash flows for the period ended March 31, 2005. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand Holding SA’s Annual Report on Form 20-F for the year ended December 31, 2004. The results of operations for the period ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.

2)

Inventories

	Legrand SAS
	March 31, 2005	Dec 31, 2004
	€ in millions

Investments	74.2	18.4

The main variation of the investments is related to the recent Group’s acquisitions. These acquisitions will be consolidated before the end of 2005.

3)

Long-term borrowings and related party loan

Long-term borrowings are comprised of the following:

	Legrand SAS
	March 31, 2005	Dec 31, 2004
	€ in millions

Facility Agreement	810.2	847.5
8 ½% debentures	298.9	285.2
Other long-terme borrowings	119.1	17.4
	1,228.2	1,150.1

4)

Short-term borrowings

Short-term borrowings are comprised of the following:

	Legrand SAS
	March 31, 2005	Dec 31, 2004
	€ in millions

Current portion of long-term debt	77.7	81.0
Current portion of capital leases	7.7	7.3
Bank overdrafts	109.3	80.9
Other short-term borrowings	70.0	63.0
	264.7	232.2

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5)

Commitments and contingencies

The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

6)

Subsequent events

We have no knowledge of any material subsequent events.

7)

Reconciliation French GAAP to US GAAP

The tables below show the US GAAP reconciliations of net income and net equity prepared in accordance with US GAAP.

Back to Contents

RECONCILIATION OF PROFIT AND LOSS STATEMENT

	Legrand SAS
	Period from Jan 01, 2005 to Mar 31, 2005
	€ in millions
	French Gaap	Goodwill depreciation	EITF 93-16	FAS 133	Reclassification	US Gaap
Net sales	765.6					765.6

Operating expenses
Cost of goods sold	(394.1)					(394.1)
Administrative and selling expenses	(202.3)					(202.3)
Research and development expenses	(64.2)					(64.2)
Other operating expenses	4.8				9.1	13.9
Amortization of goodwill	(10.9)	10.9				0.0

Operating income (loss)	98.9	10.9	0.0	0.0	9.1	118.9

Interest income (expense)	(48.0)			1.4		(46.6)
Profits (losses) from disposal of fixed assets	(0.6)			0.0	(0.6)	(1.2)
Other revenues (expenses)	(0.1)			(6.3)	(8.5)	(14.9)

Income (loss) before taxes, minority interests and equity in earnings of investees	50.2	10.9	0.0	(4.9)	0.0	56.2

Income taxes	(29.6)		(2.2)	1.2		(30.6)

Net income (loss) before minority interests and equity in earnings of investees	20.6	10.9	(2.2)	(3.7)	0.0	25.6

Minority interests	(0.4)					(0.4)
Equity in earnings of investees	0.0					0.0

Net income (loss)	20.2	10.9	(2.2)	(3.7)	0.0	25.2

a) Application of FAS 142

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwill and other non amortized intangible assets and in particular, supersede their amortization by an impairment test.

Pursuant to this statement, the group reversed the amortization expenses of goodwill registered under French GAAP
(€ 10.9 million).

	Legrand SAS
	Period from Jan 01, 2005 to Mar 31, 2005
	€ in millions
	French Gaap	Goodwill depreciation	EITF 93-16	FAS 133	Reclassification	US Gaap
Amortization of tangible assets	(34.8)					(34.8)
Amortization of intangible assets	(38.1)	10.9				(27.2)

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b) Application of EITF 93-16

In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law n° 342 and the decree n°162 (April 13, 2001), retroactively applicable from January 1st, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

c) Derivative financial instruments

Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt.  Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

d) Presentation of the statement of income

To comply with US GAAP, “other expenses” such as restructuring ones are classified as non-operating expenses under French Gaap are requested to be included in the operating income under US Gaap.

SUMMARY RECONCILIATION OF NET EQUITY

	Legrand SAS
	March 31, 2005	Dec 31, 2004
	€ in millions	€ in millions

Net equity compliant with French GAAP	241.8	204.9
FAS 142	69.5	88.8
EITF 93-16	(21.1)	(18.9)
FAS 133	(35.9)	(63.1)
Net equity compliant with US GAAP	254.3	211.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A

Date: May 27, 2005	By:	//s/ PATRICE SOUDAN

Name: Patrice Soudan
Title: Chief Financial Officer